UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

Youxin Technology Ltd (the “Company”) convened its extraordinary general meeting of shareholders (the “EGM”) on August 25, 2025, at 9:00 a.m., Beijing Time, at the Company’s executive offices at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People’s Republic of China.

A total of 188,875,146 of the Company’s ordinary shares voted present in person or by proxy, representing 92.81% of the total issued voting ordinary shares entitled to vote at the EGM and constituting a quorum for the transaction of business. Therefore the EGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the EGM.

1.	Ordinary Resolution THAT, (a) conditional upon the approval of the board of directors of the Company (the “Board”): (i) all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Extraordinary General Meeting of shareholders of the Company held on August 25, 2025 or any adjournment thereof (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000; and (ii) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

For	Against	Abstained
188,864,145	11,001	0

2.	Special Resolution THAT, the existing second amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

For	Against	Abstained
188,864,145	11,001	0

3.	Special Resolution THAT, conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

For	Against	Abstained
188,864,145	11,001	0

Exhibit Index:

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum of Association
3.2	Third Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On August 25, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer